Exhibit 10.3

January 26, 2012

Mr. Michael E. Szymanczyk

Chairman and Chief Executive Officer

Altria Group, Inc.

6601 West Broad Street

Richmond, VA 23230

Agreement and General Release

Dear Mike:

This letter sets forth the agreement (the “Agreement”) between you and Altria Group, Inc. (the “Company”) regarding your anticipated retirement and separation from the Company.

1.	Last Day of Employment and Effective Date. Based on your announced retirement date of June 1, 2012, you acknowledge that your employment with the Company will end on May 31, 2012 (“Departure Date”). The effective date of this Agreement shall be June 1, 2012, subject to Section 6 of this Agreement.

2.	Benefits and Retirement Plans. Following your Departure Date, you will be entitled to payments, contributions and benefits under the normal terms and conditions of the Company’s benefit plans and compensation arrangements. This includes, without limitation, payment of your accrued, unused vacation time, retiree medical coverage, and payments under the Altria Retirement Plan, the Altria Deferred Profit Sharing Plan, the Benefit Equalization Plan, and the Supplemental Management Employees’ Retirement Plan, in each case subject to the agreement between yourself and Philip Morris Incorporated dated May 15, 2002 concerning enhanced retirement benefits (the “2002 Agreement”). You acknowledge and agree that you will not be eligible to make any further contribution to, nor will you receive any additional contributions, credits, or accruals under, the foregoing retirement plans with respect to periods following your Departure Date.

3.	Additional Separation Payments. In exchange for your promises in this Agreement and, in the case of the payment with respect to the Deferred Stock Award, your promises in the consulting agreement between you and the Company of even date (the “Consulting Agreement”), the Company, having obtained the appropriate approvals from the Compensation Committee of the Board of Directors of the Company, is offering you the following separation payments:

a.	2012 Annual Incentive Compensation. The Company will consider you eligible for a prorated incentive compensation award under the Management Incentive Compensation Plan (“IC Plan”) for 2012, representing five (5) months of service in 2012, calculated based on an individual performance rating at target and a Company performance rating to be determined in accordance with the terms of the IC Plan, and subject to satisfaction of the performance goals established pursuant to Section 162(m) of the Internal Revenue Code. This amount will be payable in February 2013. There is no guarantee of any payment.

b.	2011-13 Long-Term Incentive Compensation. The Company will consider you eligible for a prorated long-term incentive award under the 2011-2013 Long-Term Incentive Plan (“LTIP”), representing seventeen (17) months of service in the thirty-six (36) month LTIP period. The payment amount will be calculated based on an individual performance rating at target and a Company performance rating to be determined in accordance with the terms of the LTIP, subject to satisfaction of the performance goals established pursuant to Section 162(m) of the Internal Revenue Code, and will be payable in February 2014 after the planned completion of the LTIP cycle in December 2013. There is no guarantee of any payment.

c.	2011 Deferred Stock Grant. The Company will provide you with a lump sum cash payment equal to the full value of your 2011 annual Deferred Stock Award of 210,000 shares of Company stock, less any applicable withholdings. This payment will be made within 30 days of your Departure Date and will be based on the average closing price on the New York Stock Exchange Composite Index for a share of Altria Group, Inc. common stock on each of the 20 trading days immediately preceding your Departure Date. The Deferred Stock Award is not subject to Section 409A of the Internal Revenue Code in accordance with Treas. Reg. §1.409A-1(b)(4). You understand that immediately following your Departure Date, you will forfeit all rights to the 2011 Deferred Stock Award and that this discretionary payment is being made to you based on the forfeiture of such award.

You understand and agree that you are not eligible for any future stock awards and, except as set forth in the Consulting Agreement, that you have no rights in or to any shares of outstanding restricted or deferred stock.

4.	Waiver and General Release.

a.	In exchange for the payments and consideration set forth in Section 3 above, you agree to waive all claims you may have as of the date of this Agreement against the Company and the Released Parties (defined below). You also forever release and discharge the Company and such Released Parties from liability for any claims or damages you may have against them as of the date of this Agreement. The foregoing waiver and release (“Waiver and Release”) includes all claims of any kind, whether they are known to you or unknown, except for (i) claims that cannot be waived or released under the law, (ii) any claim that relates to your right to enforce this Agreement, or (iii) any claim that may arise after you sign this Agreement. Examples of claims waived and released by you include, but are not limited to, claims under the Age Discrimination in Employment Act (ADEA), the Employee Retirement Income Security Act (ERISA), and all other federal, state and local laws related to employment. You further agree to execute a second waiver and release of claims covering the foregoing items as of your Departure Date.

b.	The “Released Parties” covered by this Waiver and Release are the Company, its subsidiaries and affiliates, and all of its past and present employees, officers, directors, stockholders, owners, representatives, assigns, attorneys, agents, insurers, employee benefit programs (and the trustees, administrators, fiduciaries, and insurers of such programs), their respective successors and predecessors, and any other persons acting by, through, under, or in concert with any of the persons or entities listed in this paragraph.

5.	Effect of Death. In the event that you die after your Departure Date, but prior to the date that payments have actually been made under the respective plans referenced in Section 3 of this Agreement, your estate shall receive any payments contemplated under Section 3 of this Agreement within 90 days of your death, calculated in a manner determined by the Company under the circumstances, less applicable withholdings.

6.	Effect of Agreement if Employment Ends Before Departure Date. Should your employment with the Company terminate for any reason prior to your Departure Date, (i) this Agreement shall never become effective and (ii) the original terms and conditions of all applicable deferred and restricted stock agreements, compensation plans and employee benefits plans as then in effect shall apply.

7.	Confidentiality and Non-Competition. You acknowledge your obligations under the Executive Confidentiality and Non-Competition Agreement between yourself and the Company, dated February 17, 2011 and attached hereto as Schedule 1 (as modified by the Consulting Agreement, the “Confidentiality and Non-Competition Agreement”).

8.	Non-Disparagement and Cooperation.

a.	You agree not to make any disparaging, derogatory, or defamatory statements to anyone, whether spoken or written, about the Company or its affiliates, their respective products or services, or any of their respective current or former officers, directors, or employees. You also agree not to voluntarily aid or assist any legal action or proceeding filed by third parties against the Company or any of its affiliates or their directors, officers or employees, unless your participation is protected under the law. Nothing in this Agreement prevents you or the Company from responding truthfully to a lawfully-issued subpoena, court order or other lawful request by any regulatory agency or governmental authority.

b.	To the extent consistent with applicable law, you agree to cooperate reasonably and truthfully with the Company and its affiliates in the prosecution, defense, or pursuit of any matter in which you were involved.

9.	Indemnification. The Company and you acknowledge and agree that (i) the Company’s Restated Articles of Incorporation (“Articles”) provide for the exculpation, indemnification and the advancement and reimbursement of legal and other expenses for former officers and directors among other eligible persons; and (ii) in your capacity as a consultant under the Consulting Agreement, the Company shall (a) provide for your exculpation and indemnification and the advancement and reimbursement of your legal and other expenses to the full extent that the Articles provide such protection to the Company’s officers, and (b) maintain liability insurance coverage for you to the full extent that the Company provides such coverage to its officers.

10.	Representations and Acknowledgements.

a.	You agree that you have properly preserved and retained all records of the Company within your possession or control that are needed for business or legal purposes in accordance with the Company’s policies and other applicable guidance addressing records management.

b.	You agree that you have had at least twenty-one (21) days from the date you received this Agreement to consider its terms. You may, if you want, sign and return this Agreement sooner and waive your right to a twenty-one day consideration period. You are advised to discuss this Agreement with an attorney and other professional persons unrelated to the Company before you sign it. You agree that you are entering into this Agreement freely, knowingly, and voluntarily, with a full understanding of its terms. You may revoke this Agreement within seven (7) days after you sign it by submitting a written revocation to the Company, in which case this Agreement will be canceled and of no force or effect, and you will not be entitled to receive the payments set forth in Section 3 above.

11.	Miscellaneous.

a.	Except as otherwise noted, this Agreement, the Consulting Agreement, the Confidentiality and Non-Competition Agreement and the 2002 Agreement constitute the entire agreement between you and the Company as to the terms of your retirement from the Company. This Agreement may not be modified or canceled in any manner except by a writing signed by both you and an authorized Company official. You acknowledge that the Company has made no representations or promises to you about the terms of your retirement from the Company other than those in this Agreement, the Consulting Agreement and the 2002 Agreement. If any provision in this Agreement is found to be invalid or unenforceable, all other provisions will remain fully enforceable.

b.	This Agreement binds your heirs, administrators, representatives, executors, successors, and assigns, and anyone else claiming through you or on your behalf, and will inure to the benefit of the Company, you, all Released Parties and their respective heirs, administrators, representatives, executors, successors, and assigns.

c.	This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be performed therein, without giving effect to conflict of laws principles.

Sincerely,

/s/ Charles N. Whitaker

Charles N. Whitaker
Senior Vice President, Human Resources & Compliance Altria Client Services Inc., on behalf of the Company.

AGREED AND ACCEPTED:

By:	/s/ Michael E. Szymanczyk	1/26/12
Michael E. Szymanczyk
Date

Schedule 1

EXECUTIVE CONFIDENTIALITY AND NON-COMPETITION

AGREEMENT

In consideration of my 2011 stock award and other good and valuable consideration, the sufficiency of which is acknowledged, the Company and I agree to this Executive Confidentiality and Non-Competition Agreement (“Agreement”).

1. The following definitions apply to this Agreement:

a. “Company” means Altria Group, Inc. and its successors and assigns.

b. “Company Affiliate” means, excluding the Company itself, Altria Group, its wholly-owned subsidiaries and affiliates, and their successors and assigns.

c. “I,” “me,” or “my” refers to Michael E. Szymanczyk.

d. “Confidential Information” means information that is confidential and proprietary to the Company and/or any Company Affiliate, including but not limited to: trade secrets; lists of and other non-public information about current and prospective customers; business plans or strategies; sales and account records; prices or pricing strategy or information; current and proposed advertising and promotional programs; research or development projects or plans; non-public financial information; information relating to personnel, including compensation and other employment practices; methods, systems, techniques, procedures, designs, formulae, inventions, and know-how; and other business information of a similar nature not generally known to the public, which if misused or disclosed, could adversely affect the business of the Company and/or any Company Affiliate. Confidential Information includes any such information that I may prepare or create during my employment, whether on behalf of the Company or on behalf of any Company Affiliate to whom I am providing services, as well as such information that has been or may be created by others in those capacities. Confidential Information does not include information that is generally known to the public or that has been made known to the public through no fault of my own.

e. “Competitor” means any individual, group, company, enterprise, or other entity that develops, manufactures, markets, and/or sells tobacco, wine, or other products or technologies that compete (or upon introduction to the marketplace, will compete) with tobacco, wine, or other products or technologies that are manufactured, marketed, sold, and/or being developed by the Company and/or any Company Affiliate (including but not limited to Philip Morris USA, U.S. Smokeless Tobacco Company, John Middleton Company, and Ste. Michelle Wine Estates). The term “Competitor” also includes any other entity under common ownership (in whole or in part) or legal affiliation with a competing entity, as identified in the preceding sentence, which provides support to such competing entity.

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f. “Competitive Activities” means any employment with, engagement as a consultant or contractor for, rendering of any services to, or other material assistance in any capacity to any Competitor.

g. “Adverse Party” means any individual, group, company, union, governmental body or other entity, excluding a Competitor, that has pecuniary and/or non-pecuniary interests known to be in opposition or otherwise adverse to those of the Company and/or any Company Affiliate.

2. During the period of my employment, I will devote my full time and best efforts to the business of the Company and/or any Company Affiliate, and I will not take any action that conflicts with the interests of the Company and/or any Company Affiliate. Moreover, I further agree that, during my period of employment, I will take no action that conflicts with or infringes on the rights or interests of any third party for which I have performed services either as an employee, consultant, or contractor. Specifically, I agree that, during the period of my employment, I am not to use or disclose any confidential or proprietary information of any third party or otherwise violate any written or verbal agreement I may have entered into with any third party while performing services as an employee, consultant, or contractor of that third party.

3. Except as authorized by the Company and/or any Company Affiliate or as required by law, I will not at any time during my employment or after the termination of my employment for whatever reason: (a) disclose any Confidential Information to any person, company, agency, institution, or other entity, or (b) use any Confidential Information for my own benefit or the benefit of any person, company, agency, institution, or other entity except the Company and/or any Company Affiliate. I agree that all Confidential Information is, and at all times remains, the property of the Company and/or any Company Affiliate.

4. I agree that, as used in this Agreement, “Work Product” means and includes all of the following: any invention, discovery, process, method, technique, formula, concept, idea, work of authorship, and improvement thereof, whether or not it may be protected under patent, copyright, trademark, trade secret or other principles, that is related to the business, anticipated business, research, development, design activities or products of the Company and/or any Company Affiliate.

a. I agree that the Company and/or any Company Affiliate shall have sole and exclusive proprietary rights in and to all Work Product that is conceived, developed, or made by me alone or in conjunction with others: (i) during my employment, whether or not during regular working hours, on Company premises, or with Company materials, and/or (ii) after the termination of my employment, if such Work Product is based on or related to, or arises or results from, any work performed by me for the Company or on behalf of any Company Affiliate during my employment. I agree to disclose promptly and fully to the Company all such Work Product. I also agree to treat all such Work Product as Confidential Information except to the extent specifically directed otherwise by the Company and/or any Company Affiliate.

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b. I agree to and hereby do assign to the Company and/or any Company Affiliate all right, title, and interest, including all intellectual property rights, in and to all Work Product designated in the previous sub-paragraph as the property of the Company and/or any Company Affiliate, including, without limitation, the assignment of right to claim priority. To the extent that any such Work Product, or portion of such Work Product, is protected under the U.S. Copyright laws, such Work Product shall be considered a “Work Made for Hire” as defined in the U.S. Copyright laws, and shall automatically be owned by the Company and/or any Company Affiliate. During and after my employment, I agree to cooperate fully with the Company and/or any Company Affiliate in the protection (including any litigation or controversy) of any intellectual property rights derived from or related to its Work Product.

5. At the end of my employment, regardless of how or why the employment ends, I will surrender and return to the Company any and all property of the Company and/or any Company Affiliate, as well as all copies of written or electronic records of Confidential Information in my possession or control.

6. I agree that, as a result of my exposure to Confidential Information, my responsibilities as an executive of the Company, and my association with the Company and/or any Company Affiliate, their products and technologies, goodwill, and customers and business relationships, I will be in a position to cause irreparable harm to the Company and/or any Company Affiliate. Thus, during my employment and for eighteen (18) months after the end of such employment, regardless of how or why my employment ends, I will not directly or indirectly:

a. Engage in any Competitive Activities if those Competitive Activities would be similar to the services I performed within the last three (3) years of my employment.

b. Organize, establish, or operate as a Competitor.

c. Engage in any Competitive Activities if, in the performance of those Competitive Activities, I would reasonably be expected to use or would inevitably use any Confidential Information learned by me during my employment.

d. Contact or solicit business from, in a manner competitive with or adverse to the interests of the Company and/or any Company Affiliate, any customer or potential customer of the Company and/or any Company Affiliate with whom I had contact or for whom I provided services during the last twelve (12) months of my employment.

e. Solicit or induce any employee of the Company and/or any Company Affiliate to leave the employment of the Company and/or the Company Affiliate.

f. Hire or otherwise engage the services of any employee of the Company and/or any Company Affiliate.

g. Assist any Competitor or Adverse Party in taking any of the actions described in subparagraphs (d) through (f) immediately above.

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I agree that the Company and/or any Company Affiliate develops, manufactures, markets, and/or sells cigarettes and cigarette-related products or technologies that are, or are intended to be, marketed and/or sold throughout the United States, and that my duties will pertain to such products or technologies and therefore affect the business of the Company and/or any Company Affiliate throughout the United States. I also agree that the Company and/or any Company Affiliate develops, manufactures, markets, and/or sells smokeless tobacco, cigars, wine and other products and associated technologies that are, or are intended to be, marketed and/or sold throughout the United States and foreign countries, and that my duties will pertain to such products or technologies and therefore affect the business of the Company and/or any Company Affiliate throughout the United States and such foreign countries. I further agree that the activities prohibited by this paragraph 6 would be harmful to the Company and/or any Company Affiliate regardless of where those activities occur and that my exposure to Confidential Information, in particular, would give me and any Competitor for whom I provide services an unfair economic advantage. Therefore, I agree that the scope of the restrictions of subparagraphs 6(a) and (b) above pertain to: (1) the development, manufacturing, marketing, and/or sale by any Competitor of any cigarettes and cigarette-related products or technologies intended for marketing and/or sale in the United States; and (2) the development, manufacturing, marketing, and/or sale by any Competitor of any smokeless tobacco, cigars, wine or other products and associated technologies intended for marketing and/or sale in the United States or intended for marketing and/or sale in any foreign country that the Company and/or any Company Affiliate markets and/or sells similar products or technologies. I understand that the restrictions of subparagraphs 6(c) through (g) above are tied to information, employees, and/or customers of the Company and/or any Company Affiliate and therefore are limited in that manner rather than geographically.

I understand and agree that if at any time I hold an active license to practice law in any jurisdiction, the restrictions of subparagraphs 6(a) through (g) above do not prohibit me from the practice of law in that jurisdiction and the restrictions of subparagraphs 6(a) through (g) above shall be interpreted to prohibit my activities only to the extent consistent with the applicable rules of professional conduct for that jurisdiction.

7. If I am offered and want to accept employment with a Competitor or Adverse Party during my employment or the eighteen (18) month period following the end of my employment, then prior to my acceptance of such employment I will inform the Company in writing of the identity of the Competitor or Adverse Party, my proposed duties for that Competitor or Adverse Party, and the proposed starting date of that employment. I also agree that I will inform the Competitor or Adverse Party of the terms of this Agreement.

8. I agree that, after the end of my employment, I may engage in any business activity or gainful employment of any type and in any place except as described above. I agree that I will be reasonably able to earn a livelihood without violating the terms of this Agreement.

9. I agree that the Company and/or any Company Affiliate are beneficiaries of this Agreement and have a legitimate business interest in preventing me from taking any actions that

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would violate this Agreement. I further agree that the Company and/or any Company Affiliate (individually and taken as a whole) would be irreparably harmed if I violated the terms of this Agreement or if any of its terms were not specifically enforced and that money damages would not provide adequate relief. I therefore agree that if I violate or threaten to violate any term of this Agreement, the Company and/or any Company Affiliate shall be entitled to injunctive relief, specific performance, any other equitable remedies, and any and all remedies at law, plus its costs and attorneys’ fees incurred to enforce this Agreement or to obtain any other relief.

10. I agree that if the Company and/or any Company Affiliate waive or allow any breach of this Agreement, that waiver or allowance will not be a waiver of any future or other breach, whether of a similar or dissimilar nature.

11. I agree that each provision of this Agreement is a separate and independent clause. If any clause is found to be unenforceable, that will not impair the enforceability of any other clauses. Further, if any provisions of this Agreement should ever be deemed to exceed the time, geographic area, or activity limitations permitted by applicable law, I agree that such provisions should be and are reformed to the maximum time, geographic area, and activity limitations permitted by applicable law. I authorize a court having jurisdiction to reform the provisions to the maximum time, geographic area, and activity limitations permitted by applicable law.

12. I agree that this Agreement may not be changed, modified or otherwise terminated, in whole or in part, unless agreed to in writing by me, on my own behalf, and the Altria Client Services Senior Vice President of Human Resources & Compliance, on behalf of the Company.

13. I agree that this Agreement constitutes the entire agreement between me and the Company and supersedes any previous agreement I may have executed with the Company or any Company Affiliate on the topics covered by this Agreement. I further agree that the Company has made no other representations to me on the topics covered by this Agreement.

14. I agree that my employment with the Company is at-will and for no fixed duration. Either the Company or I may terminate the employment relationship at any time, for any reason that either the Company or I may deem appropriate, regardless of whether or not I have violated any term of this Agreement. I further agree that the restrictions set forth in this Agreement will apply regardless of the reason or circumstances of the termination of my employment.

15. I agree that, for purposes of this Agreement, my employment means and includes any periods of employment with the Company or any Company Affiliate after I sign this Agreement. I agree that, if I transfer employment to a Company Affiliate, the terms and conditions of this Agreement shall continue in full force and effect, and all rights and obligations belonging to the Company under this Agreement will transfer or otherwise inure to the Company Affiliate to which I transfer.

16. I agree that this Agreement will be governed by and interpreted in accordance with the laws of the Commonwealth of Virginia. Any dispute arising between the parties related to or involving this Agreement will be litigated in a court having jurisdiction in the Commonwealth of

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Virginia, and I agree and stipulate that the Circuit Courts of the City of Richmond, Virginia and the surrounding counties, and the United States District Court for the Eastern District of Virginia, Richmond Division, shall have personal jurisdiction over me and that venue is proper in such courts for all actions or proceedings with respect to this Agreement.

Michael E. Szymanczyk	/s/ Michael E. Szymanczyk
Executive’s Name	Executive’s Signature

107159	2/17/11
Personnel Number	Date

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